AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

3 April 2007

[redacted]

07022738

RECEIVED
2007 APR 19 A 11:54

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 2 April 2007, Re: Disposal of the Company's entire shareholding in Boustead Properties Berhad for cash through the open market or placements; and

2) General Announcement dated 2 April 2007, Re: Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 issued by Bursa Malaysia Securities Berhad.

Please contact the undersigned if you have any queries.

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **02/04/2007 06:45:20 PM**
Reference No **AA-070402-B1451**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

DISPOSAL OF THE COMPANY'S ENTIRE SHAREHOLDING IN BOUSTEAD PROPERTIES BERHAD ("BOUSTEAD") FOR CASH THROUGH THE OPEN MARKET OR PLACEMENTS

* **Contents :-**

We refer to the announcements dated 5 March 2004 and 16 August 2004 made by Amsteel Corporation Berhad ("Amsteel") in relation to the disposal of up to 20,002,700 ordinary shares of RM1.00 each ("Shares"), representing approximately 11% of the then issued and paid-up capital of Boustead ("Proposed Disposal").

Subsequent to the shareholders' approval on 16 August 2004 on the Proposed Disposal ("Approval"), the Company was further allotted 4,250,675 Boustead Shares pursuant to a bonus issue resulting in the Company holding 8% of the then issued and paid-up capital of Boustead. The Company had since the Approval commenced the disposal of its entire shareholding in Boustead.

The Board of Directors of Amsteel wishes to announce that the Company had on 30 March 2007 completed the disposal of its entire shareholding in Boustead and consequent thereupon, Amsteel ceased to be a shareholder of Boustead.

The disposal of the Company's entire shareholding in Boustead does not have a material impact on the earnings and net assets of the Amsteel Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

02 APR 2007

Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **02/04/2007 06:49:07 PM**
Reference No **AA-070402-B6CD4**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Monthly Announcement pursuant to Paragraph 3.1(b) of the Amended Practice Note No. 17/2005 ("PN 17") issued by Bursa Malaysia Securities Berhad

* **Contents :-**

We refer to the announcement dated 8 May 2006 made by Amsteel Corporation Berhad ("Amsteel" or the "Company") in relation to the classification of the Company as an Affected Listed Issuer pursuant to PN 17 and the announcement dated 26 February 2007 in relation to the notice to show cause on the de-listing of the securities of the Company.

AmInvestment Bank Berhad (formerly known as AmMerchant Bank Berhad), on behalf of the Company, had on 5 March 2007 submitted a written representation to Bursa Malaysia Securities Berhad ("Bursa Securities") as to why the securities of the Company should not be de-listed from the Official List of Bursa Securities, which is pending Bursa Securities' decision.

The Board of Directors of Amsteel hereby announce that the Company is currently working together with its advisers on a plan to regularise its financial condition and the relevant announcements will be made accordingly.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 2 APR 2007

END